ABN 41 009 117 293

# FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

September 25, 2008

08005166

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

SUPPL

RECEIVED
2008 OCT -3 A 11:

Gentlemen:

**EXEMPTION NUMBER 82-3494**

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

PROCESSED
OCT 0 7 2008
THOMSON REUTERS

COLIN JOHN HARPER
Company Secretary

Lodgement with Australian Stock Exchange:
25 September 2008 (ASX: Announcement & Media Release – Activity Update)

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: admin@farnl.com.au Web: www.farnl.com.au

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

25 September 2008

## ASX ANNOUNCEMENT AND MEDIA RELEASE

## ACTIVITY UPDATE

**Highlights**

- **Senegal – farm-in offers received and under review**
- **NE Waller – rig due on location for Pitchford #1 well 15 October 2008**
- **NE Waller - Pitchford #2 expected to follow on from Pitchford #1**
- **Canning Basin - Stokes Bay well testing planned for October 2008**

**Offshore Senegal, West Africa (FAR 30%).**

During September, a meeting was held by the Joint Venture in the United Kingdom to review the progress of farmout marketing. FAR is pleased to advise that written offers to participate in the drilling of a well from two parties were presented with a third offer pending.

To enable these offers to be fully considered and a farm-in partner or partners chosen to enable the drilling of a well the co-venturers, Senegal Hunt Oil Company (Operator) 60%, FAR 30% and Petrosen (Senegal's National Oil Company) 10% have requested the current phase of the license be extended by one year. The application for the extension has been based on the following:

- farm in offers have been obtained from industry participants with access to rigs and proven capacity to operate deepwater wells;
- the joint venture has met all their obligations under the first renewal period and have spent US$17 million being twice the minimum amount specified under the Contract;
- in doing so the JV has acquired one of the largest 3D surveys off the northwest coast of Africa covering an area exceeding 2000 square kilometers resulting in a high quality data set that has been processed into a world class seismic volume;
- the work has been accomplished as quickly as possible with due care and attention to detail and resulted in offers being generated.

FAR is seeking to be free carried through the drilling of one well.

Unit B1, 431 Roberts Road, Subiaco, Western Australia 6008
PO Box 265, Subiaco, Western Australia 6904
Telephone: (61-8) 6363 8779 Facsimile: (61-8) 6363 8783
Email: info@far.com.au Web: www.far.com.au

The following tables illustrate the Prospects being considered as drilling candidates. The first table represents the 3D defined Aptian shelf edge Prospect that falls within the giant category with mean potential exceeding a billion barrels of oil in place.

**SHELF EDGE CLOSURE – POTENTIAL**

| | OOIP | AREA | NET PAY | Φ | K |
|---|---|---|---|---|---|
| | MMBO | ACRES | FT | % | mD |
| P90 | 40 | 4,000 | 16 | 3.6 | 50 |
| **Mean** | **1128** | **22,925** | **172** | **7** | **1000** |
| P10 | 3082 | 54,550 | 452 | 10 | 10000 |

| | | |
|---|---|---|
| Water Depth: | 1300 m | (4250') |
| Depth to target: | 2800 m | (9180') |
| Well TVD: | 4000 m | (13,100') |

The next table depicts one single fan with a single reservoir. 3D Mapping shows the southern most fan complex comprises multiple stacked potential.

**SANTONIAN AGE FAN – SINGLE FAN/SINGLE RESERVOIR POTENTIAL**

| | OOIP | AREA | NET PAY | Φ | K |
|---|---|---|---|---|---|
| | MMBO | ACRES | FT | % | mD |
| P90 | 5 | 400 | 15 | 8 | 50 |
| **Mean** | **183** | **3855** | **102** | **17** | **200** |
| P10 | 516 | 10,000 | 225 | 25 | 1000 |

| | | |
|---|---|---|
| Water Depth: | 1650 m | (5400') |
| Depth to target: | 3700 m | (12,140') |
| Well TVD: | 4100 m | (13,450') |

Unit B1, 431 Roberts Road, Subiaco, Western Australia 6008
PO Box 265, Subiaco, Western Australia 6904
Telephone: (61-8) 6363 8779 Facsimile: (61-8) 6363 8783
Email: info@far.com.au Web: www.far.com.au

**NE Waller, Onshore US Gulf Coast (FAR 34%)**

- **Progress Drilling Rig expected on location for first Frio test well (Pitchford #1) 15 October 2008.**
- **Black Creek Drilling Rig expected on location following the Pitchford #1 well to drill Yegua test well (Pitchford #2)**

The operator, AYCO, has advised a likely spud date for the Pitchford #1 as 15 October 2008. The well, a planned 4500' Frio test will be drilled on a turnkey basis by Progress Drilling of Luling, Texas utilising a truck mounted rig. Positive results from this drilling will focus attention on the program's many shallow prospects and leads at Frio level.

The Pitchford #2 well, a planned 7100' Yegua test, will be drilled by Black Creek Drilling, Inc and is expected to follow the drilling of the Pitchford #1 well.

Surface pipe for the Yegua test as well as production strings for both holes has been secured despite a tight market for these steel based products. Pipeline facilities exist within one mile of the proposed drill locations.

These first two wells have been selected from a large drilling inventory of shallow horizons. Evaluation of deeper horizons, particularly Wilcox and Midcox continues, and plans for a 15,000'+/- test will be presented during the $4^{th}$ quarter. Details concerning the two prospects selected as early drilling targets follow:

The first is a primary Frio target, F1, at a measured depth of 3,850 feet. Over 440 acres of closure are mapped at this level. The F1 zone displays a seismic amplitude anomaly believed to be a gas indicator. The Frio horizon immediately above the primary target, F2, also displays an amplitude anomaly. This location will test the edge of the F2. The well will be drilled to 4,500 feet to evaluate additional potential reservoirs still under closure.

The second prospect is mapped as a counter regionally dipping fault with a significant upthrown structural closure in the Eocene Cockield and Yegua interval. Both horizons are important oil and gas producers in the immediate area. Reservoir quality and thickness are assured at this location. Both sand sequences are regional in deposition and are present in nearby wells.

**Stokes Bay Well – Canning Basin, Western Australia (FAR - 8%)**

Testing of the Stokes Bay-1 well that was drilled by the Joint Venture in 2007 is planned to resume during October 2008.

The testing will attempt to provide a positive test of the reservoir fluid and character and flow capacity of the cavernous reef system in the Nullara Formation encountered by the Stokes Bay-1 well. With large mud losses in the Stokes Bay-1 well, the reservoir potential and fluid character was not positively defined during the 2007 drilling program.

Interpretation of the pressure data obtained during and after the drilling of the Stokes Bay-1 well, indicated a reservoir pressure of up to 140psi above the regional water gradient which could be indicative of a hydrocarbon column, although other interpretations are possible. This anomalous pressure is from a zone over 80 metres higher than a 0.134 mmcfd gas flow with some minor oil shows in Point Torment-1, 4.5 kms to the south east.

This trend could also extend up to 3kms to the north west of the well where the Pinnacle Fault curves to the west. For the trap to be effective, the Nullara trend must also be stratigraphically trapped updip to the north east by either tight limestones or lagoonal shales. If there is closure of the cavernous trend around the well it is possibly in order of some 7 $km^2$, based on current seismic mapping, but being a stratigraphic feature, it could extend over a much larger area.

A 40 to 45 metre intersection of the Nullara limestone has been drilled to date in Stokes Bay-1. Buru (the Operator) interprets areal closure has the potential to be up to 17 $km^2$.

***For information on FAR's drilling activities visit our website at [www.far.com.au](http://www.far.com.au)***

NOTE: In accordance with Chapter 5 of the Listing Rules, the geological information in this report has been reviewed by Dr Igor Effimoff, a geologist with 35 years experience. He is a member of American Association of Petroleum Geology, the Society of Petroleum Engineers, the Society of Exploration Geophysicists and the Geological Society of America. Dr Effimoff has given his consent to the information in the form and context in which it appears.

END

Unit B1, 431 Roberts Road, Subiaco, Western Australia 6008
PO Box 265, Subiaco, Western Australia 6904
Telephone: (61-8) 6363 8779 Facsimile: (61-8) 6363 8783
Email: info@far.com.au Web: www.far.com.au